CUSIP No. 910047109	SCHEDULE 13D	Page 1 of 11 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

United Continental Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

910047109

(CUSIP Number)

PAR Capital Management, Inc.

Attn: Steven M. Smith

One International Place, Suite 2401

Boston, MA 02110

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910047109	SCHEDULE 13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,960,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,960,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,960,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in row 13 is based on 372,810,266 shares of common stock of the Issuer outstanding as of October 13, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2015, filed on October 22, 2015.

CUSIP No. 910047109	SCHEDULE 13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,960,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,960,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,960,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in row 13 is based on 372,810,266 shares of common stock of the Issuer outstanding as of October 13, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2015, filed on October 22, 2015.

CUSIP No. 910047109	SCHEDULE 13D	Page 4 of 11 Pages

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,960,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,960,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,960,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage of shares beneficially owned as set forth in row 13 is based on 372,810,266 shares of common stock of the Issuer outstanding as of October 13, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2015, filed on October 22, 2015.

CUSIP No. 910047109	SCHEDULE 13D	Page 5 of 11 Pages

Item 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to shares of common stock (the “Common Stock”), par value $0.01 per share, of United Continental Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 233 South Wacker Drive, Chicago, Illinois 60606. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. IDENTITY AND BACKGROUND

(a), (b) and (c) This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”). PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is One International Place, Suite 2401, Boston, MA 02110. The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners and its address is One International Place, Suite 2401, Boston, MA 02110. The sole general partner of PAR Group is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group and its address is One International Place, Suite 2401, Boston, MA 02110.

Paul A. Reeder, III is the President and sole director of PAR Capital Management and each of Frederick S. Downs, Jr., Arthur G. Epker, III, Edward L. Shapiro, Steven M. Smith, Michael J. Tucker and Herbert A. (“Chip”) Frazier is a shareholder of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, Mr. Shapiro, Mr. Smith, Mr. Tucker and Mr. Frazier is One International Place, Suite 2401, Boston, MA 02110.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States. PAR Investment Partners and PAR Group are Delaware limited partnerships and PAR Management is a Delaware corporation.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

PAR Investment Partners used approximately $467,350,111 (including brokerage commissions) of the working capital of PAR Investment Partners in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. Such shares of Common Stock are or may be held from time to time by PAR Investment Partners in margin accounts established with its brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

CUSIP No. 910047109	SCHEDULE 13D	Page 6 of 11 Pages

Item 4. PURPOSE OF TRANSACTION

PAR Investment Partners acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of its business of investing in securities for its own account.

Representatives of the Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer’s management and members of the Issuer’s board of directors (the “Board”), other stockholders of the Issuer, and other interested persons regarding, among other things, the Issuer’s business, management, capital structure, capital allocation, corporate governance, Board composition, strategic alternatives and direction, and strategies to enhance shareholder value.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of January 26, 2016, PAR Investment Partners may be deemed to beneficially own 8,960,000 shares of Common Stock, representing approximately 2.4% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Common Stock.

As of January 26, 2016, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 8,960,000 shares of Common Stock, representing approximately 2.4% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Common Stock.

As of January 26, 2016, PAR Capital Management, through is control of PAR Group as general partner, may be deemed to beneficially own 8,960,000 shares of Common Stock, representing approximately 2.4% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Common Stock.

The percentage of shares of the Common Stock beneficially owned as set forth above are based on 372,810,266 shares of Common Stock outstanding as of October 13, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2015, filed on October 22, 2015.

Pursuant to certain cash-settled equity swaps, PAR Investment Partners has economic exposure to an additional 2,923,500 notional shares of Common Stock, representing approximately 0.8% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.

Representatives of the Reporting Persons have engaged in discussions with Altimeter Capital Management, Inc. (“Altimeter”) regarding strategies to enhance shareholder value in the Issuer. As a result, the Reporting Persons may be deemed members of a “group” with Altimeter as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to such definition, the Reporting Persons and Altimeter may be deemed to beneficially own the shares of Common Stock beneficially owned by each other solely for such purposes. Altimeter has advised the Reporting Persons that it is the beneficial owner of 11,500,668 shares of Common Stock, or 3.1% of the outstanding Common Stock. Based upon such advice, the Reporting Persons and Altimeter beneficially own a combined 20,460,668 shares of Common Stock, or 5.5% of the outstanding Common Stock. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by Altimeter and/or its affiliates. Accordingly, Items 11 and 13 of the cover pages to this Schedule 13D set forth the aggregate

CUSIP No. 910047109	SCHEDULE 13D	Page 7 of 11 Pages

number and percentage of outstanding shares of Common Stock that are beneficially owned by the Reporting Persons. The Reporting Persons (i) own (and will continue to own) less than 5% of the total outstanding Common Stock for purposes of Treasury Regulation Section 1.382-2T(g), (ii) have the sole right to dividends and/or proceeds from the sale of the Common Stock reported in Item 11 of this Schedule 13D and have no dividend or voting rights in any other shares of Common Stock, and (iii) do not have any formal or informal understanding with Altimeter or any other stockholder of the Issuer to make any coordinated acquisitions of, or investment decisions with respect to, the Common Stock.

(c) Information with respect to all transactions by the Reporting Persons relating to the Common Stock that were effected during the past sixty days is set forth in Annex A hereto and is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

PAR Investment Partners holds a portion of its assets, which may include the Issuer’s securities, in prime brokerage accounts at various institutions, which accounts provide PAR Investment Partners with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer’s securities owned by PAR Investment Partners are held from time to time in such prime broker accounts, they may be subject to such counterparty rights.

PAR Investment Partners has entered into cash settled equity swap and other similar derivatives transactions and contracts with one or more counterparties, the value of which is based in whole or in part on the value of the Common Stock. PAR Investment Partners has modified, added to and/or unwound certain of such contracts, and expects to do so in the future, including at times when it may be purchasing or selling Common Stock that PAR Investment Partners beneficially owns. The profit and loss on such contracts is wholly or partially referenced to, and therefore calculated based on, the market value of the Common Stock, the relative value of such securities in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Common Stock may be included, or a combination of any of the foregoing.

The equity swap contracts described above do not, and will not at any time, give the Reporting Persons voting or dispositive power over any Securities referenced therein. Accordingly, the Reporting Persons disclaim beneficial ownership in any Securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

As of the date of this Schedule 13D, the equity swap contracts described above give PAR Investment Partners economic exposure to an additional 2,923,500 shares of Common Stock. All such swaps mature on July 22, 2019. The reference prices for such swaps range from $43.71 to $46.95. The Reporting Persons do not have voting power or dispositive power with respect to the Common Stock referenced in such swaps and disclaim beneficial ownership of the Common Stock underlying such swaps.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

CUSIP No. 910047109	SCHEDULE 13D	Page 8 of 11 Pages

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons dated January 26, 2016 is filed as Exhibit 99.1 hereto.

CUSIP No. 910047109	SCHEDULE 13D	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2016

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

CUSIP No. 910047109	SCHEDULE 13D	Page 10 of 11 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions relating to the Common Stock effected by the Reporting Persons in the past sixty days. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

PAR Investment Partners, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/30/2015	100,000	55.77
12/1/2015	25,000	56.25
12/1/2015	75,000	56.16
12/14/2015	67,000	56.35
12/14/2015	30,000	56.81
12/14/2015	146,000	57.07
12/14/2015	215,600	57.11
12/31/2015	15,000	56.87
12/31/2015	243,200	56.95
12/31/2015	70,000	56.87
12/31/2015	56,800	56.99
1/4/2016	15,000	55.56
1/4/2016	30,000	55.70
1/4/2016	241,400	55.57
1/4/2016	100,000	55.69
1/5/2016	35,000	54.87
1/5/2016	100,000	54.48
1/5/2016	75,000	54.51
1/5/2016	125,000	54.72
1/6/2016	135,000	54.75
1/6/2016	65,000	54.76
1/7/2016	200,000	53.60
1/7/2016	91,000	53.32
1/7/2016	9,000	53.37
1/8/2016	15,000	51.86
1/11/2016	40,000	50.59
1/11/2016	390,159	51.26
1/11/2016	100,000	51.74
1/12/2016	20,000	50.50
1/12/2016	309,841	50.30
1/13/2016	300,000	48.23
1/13/2016	20,000	48.04
1/14/2016	20,000	46.97
1/14/2016	100,000	47.58
1/15/2016 (1)	30,000	46.22

CUSIP No. 910047109	SCHEDULE 13D	Page 11 of 11 Pages

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/15/2016 (1)	200,000	46.22
1/19/2016 (1)	450,000	45.21
1/19/2016 (1)	30,000	45.24
1/20/2016 (1)	300,000	43.71
1/20/2016 (1)	25,000	44.31
1/20/2016 (1)	500,000	43.71
1/20/2016 (1)	500,000	45.35
1/21/2016 (1)	500,000	45.44
1/21/2016 (1)	200,000	45.72
1/25/2016 (1)	168,500	46.79
1/25/2016 (1)	20,000	46.95

(1)	The noted trades were swap transactions.